UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Medley Capital Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
58503F106
(CUSIP Number)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 58503F106

1	NAME OF REPORTING PERSON: Glacier Point Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 47-3559028
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,023,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.06%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 58503F106
ITEM 1.	SECURITY AND ISSUER:
Medley Capital Corporation
ITEM 2.	IDENTITY AND BACKGROUND:
280 Park Avenue, 6th Floor East, New York, NY 10017
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the Common Stock for investment purposes. The Reporting Persons, in their ordinary course of business, regularly review their equity interest in the issuer.

While the reporting persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.

Depending on their assessment of the of the forgoing factors, the reporting persons may, from time to time, further modify their present intention as stated in this item 4. In addition, they may at their discretion purchase additional shares of common stock.

Kevin McCallum, Registered Investment Advisor with Glacier Point Advisors, LLC has indicated his interest in being appointed to the Board of Medley Capital Corp., along with Howard Amster and Matthew Howlett, as independent directors and has proposed that the Board consider, as part of its strategic review process to seek enhanced shareholder value, a plan to repurchase stock and debt of the Company in a manner that would be accretive, and maximize value to the Company's shareholders, using proceeds from cash, loan maturities and asset sales. Glacier Point Advisors, LLC believes that implementing such a strategy is the best approach to increasing net asset value and thereby in turn, enhance shareholder value. Although Messrs. Amster and Howlett may share common interests with Glacier Point Advisors, LLC, we disclaim being part of any group with them.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above (b)any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the term of directors, or to fill any existing vacancies on the Issuer's board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;(i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4)of the Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit A - Letter to Medley Capital Corp Directors dated July 20, 2020.

CUSIP No.: 58503F106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 20 2020	Glacier Point Advisors By: /s/ Richard Seapy Name: Richard Seapy Title: Managing Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 58503F106
July 20, 2020
Dear Independent Directors of Medley Capital Corporation

Glacier Point Advisors, LLC currently represents clients who hold in totality 11.06% of the common shares of Medley Capital Corporation (MCC). We are writing you to put forth a proposal to be included as part of the Boards Strategic Review process for MCC. This proposal is designed to maximize value for shareholders, and we believe the Board should evaluate this proposal against other proposals received through its strategic review process.

The primary objective of this proposal is increase MCCs Net Asset Value (NAV). The secondary objective is to narrow the gap between MCCs current market price of its common shares and its NAV. Given the current economic distress in the U.S. and specifically the BDC industry, the current environment does not in our view represent the most opportune time to consider a sale of the company or the investment management contract. We believe the company should forego the sale effort and focus on repurchasing stock and debt in a manner that would be accretive to MCC shareholders.

We recommend the company retain the investment management services of Medley Management (MDLY) in the form of a management contract under the following conditions:

1)Extend the current Expense Cap agreement with MDLY for an additional 12 months following expiration on 09/30/2020.
2)MDLY agrees that no new investments will be made during the contract period with exceptions granted to support existing portfolio companies with approval of Board.
3)All affiliate transactions must be pre-approved by the Board.
4)All proceeds from loan repayments/maturities will return as cash to the balance sheet in order to facilitate stock and bond buyback programs.
5)Sell portfolio assets to raise cash at or above cost or even below cost if there is an opportunity to purchase stock in the open market at substantial discounts (30% or greater) to NAV.
6)Announce a strategic plan to buyback as much as 40% of outstanding common shares at up to a 30% discount from most recent quarters NAV over contract period.
7)Reduce outstanding debt through open market purchases of 2023 maturity at a discount to par. Refinance all or a portion of upcoming 2021 debt maturity.
8)Propose an incentive payment plan to MDLY for successfully achieving a NAV in excess of $4.00 per share with the common shares trading at least 70% of prior quarters NAV by end of contract term.

In conjunction with my proposal, I am requesting 3 directorships to be added to MCCs Independent Board which include myself, Kevin McCallum and shareholders Howard Amster and Matthew Howlett.

Sincerely,

Kevin M. McCallum
Registered Investment Advisor
Glacier Point Advisors, LLC